Execution Copy

____________________________________

TASEKO MINES LIMITED

as Issuer and Parent Guarantor

GIBRALTAR MINES LTD.

and

ALEY CORPORATION

each as a Subsidiary Guarantor
__________________

THE BANK OF NEW YORK MELLON

as U.S. Trustee

and

BNY TRUST COMPANY OF CANADA

as Canadian Co-Trustee
__________________

FIRST SUPPLEMENTAL INDENTURE

Dated as of April 15, 2011

To

INDENTURE

Dated as of April 15, 2011
___________________

7.75% SENIOR NOTES DUE 2019
_______________________________________

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EXHIBITS

Exhibit A	FORM OF NOTE
Exhibit B	FORM OF SUPPLEMENTAL INDENTURE

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     FIRST SUPPLEMENTAL INDENTURE, dated as of April 15, 2011 (this “First Supplemental Indenture”), among Taseko Mines Limited, a corporation organized under the Business Corporations Act (British Columbia), as issuer and parent guarantor, Gibraltar Mines Ltd., a corporation organized under the Business Corporations Act (British Columbia), and Aley Corporation, a corporation organized under the Business Corporations Act (British Columbia), as subsidiary guarantors, and The Bank of New York Mellon, as U.S. trustee, and BNY Trust Company of Canada, as Canadian co-trustee.

RECITALS OF THE COMPANY

     The Company has heretofore executed and delivered to the Trustees an Indenture, dated as of April 15, 2011 (the “Base Indenture” and, as supplemented by this First Supplemental Indenture and any other supplemental indenture applicable to the Notes (as defined below), the “Indenture”), among the Company, the Subsidiary Guarantors and the Trustees, providing for the issuance from time to time of one or more series of the Company’s securities.

     The Company desires and has requested the Trustees, pursuant to Section 9.01 of the Base Indenture, to join with it in the execution and delivery of this First Supplemental Indenture in order to supplement the Base Indenture and to replace, where necessary, covenants in the Base Indenture as and to the extent set forth herein to provide for the issuance and the terms of the Notes.

     Section 9.01 of the Base Indenture provides that a supplemental indenture may be entered into by the Company, the Subsidiary Guarantors and the Trustees without the consent of any Holders (as defined in the Base Indenture) to establish the form or terms of Securities of any series as permitted by Sections 2.01 and 3.01 of the Base Indenture.

     The execution and delivery of this First Supplemental Indenture has been duly authorized by a Board Resolution (as defined in the Base Indenture) of the Company.

     All conditions and requirements necessary to make this First Supplemental Indenture a valid, binding and legal instrument in accordance with its terms have been performed and fulfilled by the parties hereto and the execution and delivery thereof have been in all respects duly authorized by the parties hereto.

     NOW, THEREFORE, the Company, the Subsidiary Guarantors and the Trustees agree as follows for the benefit of each other and for the equal and ratable benefit of Holders (as defined in this First Supplemental Indenture) of the 7.75% Senior Notes due 2019 (the “Notes”):

     ARTICLE 1
DEFINITIONS AND
INCORPORATION BY REFERENCE

Section 1.01 Definitions.

     Capitalized terms used in this First Supplemental Indenture shall have the meanings set forth below, and with respect to the Notes, the definitions of “Capital Stock,” “Event of Default,” “Guarantees,” “Guarantors,” “Holder,” “Stated Maturity” and “Subsidiary” in the Base Indenture are hereby deleted in their entirety and restated below.

     Capitalized terms used but not defined in this First Supplemental Indenture shall have the meaning assigned to them in the Base Indenture.

     “Acquired Debt” means, with respect to any specified Person:

     (1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

     (2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

     “Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

     “Agent” means any Registrar, co-registrar, Paying Agent or additional paying agent.

     “Applicable Premium” means, with respect to any Note on any redemption date, the greater of:

(1) 1.0% of the principal amount of the Note; or

(2) the excess of:

(a) the present value at such redemption date of (i) the redemption price of the Note at April 15, 2015 (such redemption price being set forth in the table in Section 3.08(d) of this First Supplemental Indenture), plus (ii) all required interest payments due on the Note through April 15, 2015 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b) the principal amount of the Note.

     “Asset Sale” means:

     (1) the sale, lease, conveyance or other disposition of any assets or rights by the Company or any of its Restricted Subsidiaries; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by Section 4.11 and/or Section 5.02 of this First Supplemental Indenture and not by Section 4.07 of this First Supplemental Indenture; and

     (2) the issuance of Equity Interests by any of the Company’s Restricted Subsidiaries or the sale by the Company or any of the Company’s Restricted Subsidiaries of Equity Interests in any of Company’s Subsidiaries.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

     (1) any single transaction or series of related transactions that involves assets having a Fair Market Value of less than US$5.0 million;

     (2) a transfer of assets between or among the Company and its Restricted Subsidiaries;

     (3) an issuance of Equity Interests by a Restricted Subsidiary of the Company to the Company or to a Restricted Subsidiary of the Company;

     (4) the sale, lease or other transfer of products, services or accounts receivable in the ordinary course of business and any sale, abandonment or other disposition of damaged, worn-out, redundant or obsolete assets in the ordinary course of business (including the abandonment or other disposition of intellectual property that is, in the reasonable judgment of the Company, no longer economically practicable to maintain or useful in the conduct of the business of the Company and its Restricted Subsidiaries taken as whole), any sale or other disposition of surplus or redundant real property in the ordinary course of business and any dispositions of FF&E in connection with the maintenance and upgrading of FF&E;

     (5) licenses and sublicenses by the Company or any of its Restricted Subsidiaries of software or intellectual property in the ordinary course of business;

     (6) any surrender or waiver of contract rights or settlement, release, recovery on or surrender of contract, tort or other claims in the ordinary course of business;

     (7) the granting of Liens not prohibited by Section 4.09 of this First Supplemental Indenture;

     (8) the sale or other disposition of cash or Cash Equivalents;

     (9) a Restricted Payment that does not violate Section 4.04 of this First Supplemental Indenture or a Permitted Investment; and

     (10) the sale of gold and gold bearing material pursuant to the Franco-Nevada Agreement.

     For the avoidance of doubt, the following are deemed not to be Asset Sales: (a) expenditures and contributions by the Company or any of its Restricted Subsidiaries at or in connection with the Gibraltar mine pursuant to the joint venture operating agreement, dated March 18, 2010, as amended from time to time, and (b) expenditures and contributions by the Company or any of its Restricted Subsidiaries in connection with any other unincorporated joint venture in which the Company or any of its Restricted Subsidiaries has, at the time of contribution either a majority participating interest or equal control rights, and provided that the assets contributed or purchased with any investment of funds into such other joint venture are the assets of the Company or any Restricted Subsidiary which are ultimately available to satisfy their debts and that such contributions are made on a pro rata basis by the Company, any such Restricted Subsidiary and any other Person party to the joint venture pursuant to their respective participating interests.

     “Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP; provided, however, that if such sale and leaseback transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.”

     “Bankruptcy Law” means the Bankruptcy and Insolvency Act (Canada), Title 11, U.S. Code, or any similar federal or state law for the relief of debtors.

     “Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

     “Board of Directors” means:

     (1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

     (2) with respect to a partnership, the Board of Directors of the general partner of the partnership;

     (3) with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

     (4) with respect to any other Person, the board or committee of such Person serving a similar function.

     “Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

     “Capital Stock” means:

     (1) in the case of a corporation, ordinary shares or corporate stock;

     (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

     (3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

     (4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

     “Cash Equivalents” means:

     (1) United States dollars or Canadian dollars;

     (2) securities issued or directly and fully guaranteed or insured by the United States, Canada or any province of Canada or any agency or instrumentality thereof (provided that the full faith and credit of the United States, Canada or such province of Canada, as the case may be, is pledged in support of those securities) having maturities of not more than twelve months from the date of acquisition;

     (3) certificates of deposit and eurodollar time deposits with maturities of twelve months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding 365 days and overnight bank deposits, in each case, with any bank referred to in Schedule I or Schedule II of the Bank Act (Canada) or rated at least A-1 or the equivalent thereof by S&P, at least P-1 or the equivalent thereof by Moody’s or at least R-1 or the equivalent thereof by Dominion Bond Rating Service Limited;

     (4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

     (5) commercial paper having one of the two highest ratings obtainable from Moody’s or S&P, or with respect to Canadian commercial paper, having one of the two highest ratings obtainable from Dominion Bond Rating Service Limited, and, in each case, maturing within one year after the date of acquisition; and

     (6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

     “Change of Control” means the occurrence of any of the following:

     (1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger, amalgamation or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries taken as a whole to any Person (including any “person” (as that term is used in Section 13(d)(3) of the Exchange Act));

     (2) the adoption of a plan relating to the liquidation or dissolution of the Company;

     (3) the consummation of any transaction (including, without limitation, any merger, amalgamation or consolidation), the result of which is that any Person (including any “person” (as defined above)) becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the Company, measured by voting power rather than number of shares; or

     (4) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

     “Company” means Taseko Mines Limited, a corporation organized under the Business Corporations Act (British Columbia), and any and all successors thereto.

     “Consolidated EBITDA” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

     (1) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

     (2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

     (3) the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

     (4) any foreign currency translation losses (including losses related to currency remeasurements of Indebtedness) of such Person and its Restricted Subsidiaries for such period, to the extent that such losses were taken into account in computing such Consolidated Net Income; plus

     (5) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash charges and expenses (excluding any such non-cash charge or expense to the extent that it represents an accrual of or reserve for cash charges or expenses in any future period or amortization of a prepaid cash charge or expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash charges or expenses were deducted in computing such Consolidated Net Income; minus

     (6) any foreign currency translation gains (including gains related to currency remeasurements of Indebtedness) of such Person and its Restricted Subsidiaries for such period, to the extent that such gains were taken into account in computing such Consolidated Net Income; minus

     (7) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business; plus

     (8) non-cash items decreasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP. For avoidance of doubt, interest income and interest expense under the Red Mile Agreements shall be considered non-cash items.

     “Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the net income (loss) of such Person and its Restricted Subsidiaries for such period, on a consolidated basis (excluding the net income (loss) of any Unrestricted Subsidiary of such Person), determined in accordance with GAAP and without any reduction in respect of preferred stock dividends; provided that:

     (1) all extraordinary gains (and losses) and all gains (and losses) realized in connection with any Asset Sale or the disposition of securities or the early extinguishment of Indebtedness, together with any related provision for taxes on any such gain, will be excluded;

     (2) the net income (and loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

     (3) the net income (but not loss) of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that net income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

     (4) the cumulative effect of a change in accounting principles will be excluded; and

     (5) non-cash gains and losses attributable to movement in the mark-to-market valuation of Hedging Obligations pursuant to Financial Accounting Standards Board Statement No. 133 will be excluded.

     “Consolidated Tangible Assets” means as of any date the total assets of the Company and its Restricted Subsidiaries as of the most recent fiscal quarter end for which a consolidated balance sheet of the Company and its Restricted Subsidiaries is available, minus all current liabilities of the Company and its Subsidiaries reflected on such balance sheet and minus total goodwill and other intangible assets of the Company and its Subsidiaries reflected on such balance sheet, all calculated on a consolidated basis in accordance with generally accepted accounting principles.

     “continuing” means, with respect to any Default or Event of Default, that such Default or Event of Default has not been cured or waived.

     “Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who:

     (1) was a member of such Board of Directors on the date of this First Supplemental Indenture; or

     (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

     “Credit Facilities” means, one or more debt facilities or commercial paper facilities, in each case, with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced in any manner (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

     “Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

     “Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with Section 4.04 of this First Supplemental Indenture.

The amount of Disqualified Stock deemed to be outstanding at any time for purposes of this First Supplemental Indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

     “DTC” means The Depository Trust Company, its nominees and their respective successors and assigns, or such other depositary institution hereinafter appointed by the Company.

     “Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

     “Equity Offering” means a public or private sale either (1) of Equity Interests of the Company by the Company (other than Disqualified Stock and other than to a Subsidiary of the Company) or (2) of Equity Interests of a direct or indirect parent entity of the Company (other than to the Company or a Subsidiary of the Company) to the extent that the net proceeds therefrom are contributed to the common equity capital of the Company.

     “Existing Indebtedness” means all Indebtedness of the Company and its Subsidiaries in existence on the date of this First Supplemental Indenture, until such amounts are repaid.

     “Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by an executive officer of the Company if the transaction involves aggregate payments or consideration of less than US$25.0 million and by the Board of Directors of the Company otherwise.

     “FF&E” means furniture, fixtures and equipment used in the ordinary course of business of the Company and its Restricted Subsidiaries.

     “Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect (in accordance with Regulation S-X under the Securities Act) to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase, or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

     In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

     (1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including all related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date, or that are to be made on the Calculation Date, will be given pro forma effect (determined in accordance with Regulation S X under the Securities Act, but including all Pro Forma Cost Savings) as if they had occurred on the first day of the four-quarter reference period;

     (2) the Consolidated EBITDA attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

     (3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

     (4) any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

     (5) any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

     (6) if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months).

     “Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

     (1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates; plus

     (2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

     (3) any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

     (4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Restricted Subsidiary of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP; less

     (5) consolidated non-cash interest expense of such Person and its Restricted Subsidiaries under the Red Mile Agreements or the Franco-Nevada Agreement.

     “Franco-Nevada Agreement” means the purchase and sale agreement dated as of May 12, 2010 between Franco-Nevada Corporation and the Company, as assigned, amended, supplemented, extended, restated or replaced from time to time.

     “GAAP” means, as of any date of determination and for any Person, the International Financing Reporting Standards issued by the International Accounting Standards Board (“IFRS”), as in effect on such date, unless such Person’s most recent audited or quarterly financial statements are not prepared in accordance with generally accepted accounting principles in Canada or IFRS, as applicable, in which case GAAP shall mean generally accepted accounting principles in effect in the United States on such date.

     “Global Note Legend” means the legend required pursuant to Section 2.01 of the Base Indenture, which is required to be placed on all Global Notes issued under this First Supplemental Indenture.

     “Global Notes” means, individually and collectively, each of the Global Notes substantially in the form of Exhibit A hereto issued in accordance with Section 2.01 of this First Supplemental Indenture.

     “Governmental Authority” means the government of Canada or any other nation, or of any political subdivision thereof, whether state, provincial or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

     “Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

     “Guarantors” means any Subsidiary of the Company that executes a Note Guarantee in accordance with the provisions of the Indenture, and their respective successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of the Indenture.

     “Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

     (1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

     (2) other agreements or arrangements designed to manage interest rates or interest rate risk; and

     (3) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

     “Holder” means a Person in whose name a Note is registered.

     “Immaterial Subsidiary” means, as of any date, any Restricted Subsidiary whose total assets, as of that date, are less than US$1,000,000 and whose total revenues for the most recent 12-month period do not exceed US$1,000,000; provided that 818444 B.C. Ltd. and Gibraltar Royalty Limited Partnership will each be deemed to be an Immaterial Subsidiary so long as its total assets are no greater than its total assets as of December 31, 2010 and its total revenues for the most recent 12-month period do not exceed its total revenues for the 12-month period ended December 31, 2010; provided, further, that a Restricted Subsidiary will not be considered to be an Immaterial Subsidiary if it, directly or indirectly, guarantees or otherwise provides direct credit support for any Indebtedness of the Company.

     “Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

     (1) in respect of borrowed money;

     (2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

     (3) in respect of banker’s acceptances;

     (4) representing Capital Lease Obligations or Attributable Debt in respect of sale and leaseback transactions;

     (5) representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

     (6) representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit, Attributable Debt and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP, except as hereinafter provided. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person. Indebtedness shall be calculated without giving effect to the effects of Statement of Financial Accounting Standards No. 133 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under the Indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness. For the avoidance of doubt, amounts shown on the consolidated balance sheets of the Company (a) as the current portion of deferred revenue, current portion of future income taxes, income taxes, deferred revenue, site closure and reclamation costs or future income taxes (b) as a liability for the payment deposit under the Franco-Nevada Agreement and (c) as a liability under the Red Mile Agreements, will not be Indebtedness.

     “Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the form of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.

If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Company’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in Section 4.04(c) of this First Supplemental Indenture. The acquisition by the Company or any Restricted Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in Section 4.04(c) of this First Supplemental Indenture. Except as otherwise provided in the Indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

     For the avoidance of doubt, the following are deemed not be Investments: (a) expenditures and contributions by the Company or any of its Restricted Subsidiaries at or in connection with the Gibraltar mine pursuant to the joint venture operating agreement, dated March 18, 2010, as amended from time to time, and (b) expenditures and assets contributed by the Company or any of its Restricted Subsidiaries in connection with any other unincorporated joint venture in which the Company or any of its Restricted Subsidiaries has, at the time of contribution either a majority participating interest or equal control rights, and provided that the assets contributed, or purchased with any investment of funds into such other joint venture, are the assets of the Company or any Restricted Subsidiary which are ultimately available to satisfy their debts and that such contributions are made on a pro rata basis by the Company, any such Restricted Subsidiary and any other Person party to the joint venture pursuant to their respective participating interests.

     “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

     “Moody’s” means Moody’s Investors Service, Inc.

     “Net Proceeds” means the aggregate cash proceeds and Cash Equivalents received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash or Cash Equivalents received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment or indemnification obligations in respect of the sale price of such asset or assets established in accordance with GAAP.

     “Non-Recourse Debt” means Indebtedness:

     (1) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable as a guarantor or otherwise; and

     (2) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries (other than the Equity Interests of an Unrestricted Subsidiary).

     “Note Guarantee” means the Guarantee by each Guarantor of the Company’s obligations under the Indenture and the Notes, executed pursuant to the provisions of the Indenture.

     “Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

     “Permitted Business” means:

     (1) the acquisition, exploration, development, operation and disposition of mining and mineral processing properties and assets; and

     (2) any other business that is the same as, or reasonably related, ancillary or complementary to, the business described in clause (1) or to any of the businesses in which the Company and its Restricted Subsidiaries are engaged on the date of the supplemental indenture.

     “Permitted Investments” means:

     (1) any Investment in the Company or in a Restricted Subsidiary of the Company that is a Guarantor;

     (2) any Investment in Cash Equivalents;

     (3) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

          (a) such Person becomes a Restricted Subsidiary of the Company and a Guarantor; or

          (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company that is a Guarantor;

     (4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with Section 4.07 of this First Supplemental Indenture.

     (5) any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;

     (6) any Investments received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of the Company or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes;

     (7) Investments represented by Hedging Obligations;

     (8) loans or advances to employees made in the ordinary course of business of the Company or any Restricted Subsidiary of the Company in an aggregate principal amount not to exceed US$2.5 million at any one time outstanding;

     (9) repurchases of the Notes;

     (10) any guarantee of Indebtedness permitted to be incurred by Section 4.06 of this First Supplemental Indenture other than a guarantee of Indebtedness of an Affiliate of the Company that is not a Restricted Subsidiary of the Company;

     (11) any Investment existing on, or made pursuant to binding commitments existing on, the date of this First Supplemental Indenture and any Investment consisting of an extension, modification or renewal of any Investment existing on, or made pursuant to a binding commitment existing on, the date of this First Supplemental Indenture; provided that the amount of any such Investment may be increased (a) as required by the terms of such Investment as in existence on the date of this First Supplemental Indenture or (b) as otherwise permitted under this First Supplemental Indenture;

     (12) Investments acquired after the date of this First Supplemental Indenture as a result of the acquisition by the Company or any Restricted Subsidiary of the Company of another Person, including by way of a merger, amalgamation or consolidation with or into the Company or any of its Restricted Subsidiaries in a transaction that is not prohibited by Section 5.02 of this First Supplemental Indenture after the date of this First Supplemental Indenture to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation; and

     (13) other Investments having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (13) that are at the time outstanding not to exceed the greater of US$50.0 million and 7.5% of Consolidated Tangible Assets.

     “Permitted Liens” means:

     (1) Liens on assets of the Company or any of its Restricted Subsidiaries securing (a) Indebtedness in an amount not to exceed the greater of US$50.0 million and 7.5% of Consolidated Tangible Assets (including Indebtedness and other Obligations under Credit Facilities up to such amount) and (b) Indebtedness that was permitted by the terms of the Indenture to be incurred pursuant to clause (13) of the definition of Permitted Debt and/or securing Hedging Obligations or Obligations with regard to Treasury Management Arrangements;

     (2) Liens in favor of the Company or its Restricted Subsidiaries;

     (3) Liens on property (including Capital Stock) existing at the time of acquisition of the property by the Company or any Subsidiary of the Company (including by means of merger, amalgamation or consolidation by another Person into the Company or any such Subsidiary or pursuant to which such Person becomes a Subsidiary of the Company); provided that such Liens were in existence prior to such acquisition and not incurred in contemplation of, such acquisition;

     (4) Liens to secure the performance of statutory obligations, insurance, surety or appeal bonds, workers compensation obligations, performance bonds or other obligations of a like nature incurred in the ordinary course of business (including Liens to secure letters of credit issued to assure payment of such obligations);

     (5) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of Section 4.06(b) of this First Supplemental Indenture covering only the assets acquired with or financed by such Indebtedness;

     (6) Liens existing on the date of this First Supplemental Indenture;

     (7) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

     (8) Liens imposed by law, such as carriers’, warehousemen’s, landlord’s, mechanics’ and builders’ Liens, in each case, incurred in the ordinary course of business;

     (9) survey exceptions, rights of way, easements, reservations, licenses and other rights for services, utilities, sewers, electric lines, telegraph and telephone lines, oil and gas pipelines and other similar purposes, zoning or other restrictions as to the use of real property (and related FF&E) that were not incurred in connection with Indebtedness, and that do not in the aggregate materially adversely affect the value of the properties encumbered or affected or materially impair their use in the operation of the business of the Company or any of its Restricted Subsidiaries;

     (10) Liens created for the benefit of (or to secure) the Notes (or the Note Guarantees);

     (11) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under this First Supplemental Indenture; provided, however, that:

     (a) the new Lien is limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

     (b) the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged with such Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

     (12) Liens on insurance policies and proceeds thereof, or other deposits, to secure insurance premium financings;

     (13) filing of Uniform Commercial Code or Personal Property Security Act financing statements as a precautionary measure in connection with operating leases, transfers of accounts or transfers of chattel paper;

     (14) bankers’ Liens, rights of setoff, Liens arising out of judgments or awards not constituting an Event of Default and notices of lis pendens, certificates of pending litigation and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

     (15) Liens on cash, Cash Equivalents or other property arising in connection with the defeasance, discharge or redemption of Indebtedness;

     (16) Liens on specific items of inventory or other goods (and the proceeds thereof) of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created in the ordinary course of business for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

     (17) grants of software and other technology licenses in the ordinary course of business;

     (18) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

     (19) Liens in favor of any Governmental Authority securing reclamation obligations or in connection with the provision of any service or product and Liens arising out of or resulting from (a) any right reserved to or vested in any Governmental Authority by the terms of any agreement, lease, license, franchise, grant, permit or claim with or from any such Governmental Authority (including, without limitation, any agreement or grant under which the Company or any of the Restricted Subsidiaries holds any mineral title or interest) or by any applicable law, statutory provision, regulation or bylaw (whether express or implied) related thereto, or any other limitations, provisos or conditions contained therein; (b) exploration, development and operating permit and bonding requirements imposed by any Governmental Authority in the ordinary course business; and (c) subdivision agreements, development agreements, servicing agreements, utility agreements and other similar agreements with any Governmental Authority or public utility entered into in the ordinary course of business affecting the development, servicing or use of real property;

     (20) Liens securing the obligations of the Company or any of its Restricted Subsidiaries under the Franco-Nevada Agreement;

     (21) Liens arising by reason of a judgment or order that does not give rise to an Event of Default so long as such Liens are adequately reserved or bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

     (22) Liens granted by the Company or any of its Restricted Subsidiaries in connection with participation in a joint venture in favor of the other participants in such joint venture; provided that (a) such Liens are limited to the interest of the Company or such Restricted Subsidiary, as the case may be, in the assets or products of such joint venture and (b) each other participant in such joint venture has given a corresponding Lien on its interest in the joint venture in favor of the Company or such Restricted Subsidiary, as the case may be;

     (23) aboriginal interests and claims existing or imposed by operation of applicable law; and

     (24) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to obligations that do not exceed, at any one time outstanding, the greater of US$50.0 million and 7.5% of Consolidated Tangible Assets.

     “Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

     (1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

     (2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity that is (a) equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged or (b) more than 90 days after the final maturity date of the Notes;

     (3) if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

     (4) such Indebtedness is incurred either by the Company or by the Restricted Subsidiary of the Company that was the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged and is guaranteed only by Persons who were obligors on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged.

     “Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

     “Pro Forma Cost Savings” means, with respect to any four-quarter period, the reduction in net costs and expenses that:

     (1) the Company reasonably determines were directly attributable to an acquisition, Investment, disposition, merger, consolidation or discontinued operation or other specified action that occurred during the four-quarter period or after the end of the four-quarter period and on or prior to the Calculation Date;

     (2) were actually implemented prior to the Calculation Date in connection with or as a result of an acquisition, Investment, disposition, merger, consolidation or discontinued operation or other specified action and that are supportable and quantifiable by the underlying accounting records; or

     (3) relate to an acquisition, Investment, disposition, merger, consolidation or discontinued operation or other specified action and that the Company reasonably determines are probable based upon specifically identifiable actions to be taken within six months of the date of the closing of the acquisition, Investment, disposition, merger, consolidation or discontinued operation or specified action.

     “Qualifying Equity Interests” means Equity Interests of the Company other than (1) Disqualified Stock; (2) Equity Interests that were used to support an incurrence of Contribution Indebtedness and (3) Equity Interests sold in an Equity Offering prior to the third anniversary of the date of this First Supplemental Indenture that are eligible to be used to support an optional redemption of notes pursuant to Section 3.08 of this First Supplemental Indenture.

     “Red Mile Agreements” means the royalty agreement among Gibraltar Mines Ltd., Wilshire GP (No. 2) Corporation and Red Mile Resources Inc. dated September 29, 2004 and effective June 15, 2004 and all ancillary agreements in connection therewith, as in effect on the date of this First Supplemental Indenture.

     “Registrar,” with respect to the Notes, means initially the U.S. Trustee.

     “Restricted Investment” means an Investment other than a Permitted Investment.

     “Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

     “S&P” means Standard & Poor’s Ratings Group.

     “SEC” means the Securities and Exchange Commission.

     “Securities Act” means the Securities Act of 1933, as amended.

     “Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of this First Supplemental Indenture.

     “Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of this First Supplemental Indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

     “Subsidiary” means, with respect to any specified Person:

     (1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

     (2) any partnership or limited liability company of which (a) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Personor one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (b) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

     “Tax” means any tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and any other liabilities related thereto, and, for the avoidance of doubt, including any withholding or deduction for or on account of any of the foregoing). “Taxes” shall be construed to have a corresponding meaning.

     “Treasury Management Arrangement” means any agreement or other arrangement governing the provision of treasury or cash management services, including deposit accounts, overdraft, credit or debit card, funds transfer, automated clearinghouse, zero balance accounts, returned check concentration, controlled disbursement, lockbox, account reconciliation and reporting and trade finance services and other cash management services.

     “Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to April 15, 2015; provided, however, that if the period from the redemption date to April 15, 2015, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

     “Unrestricted Subsidiary” means any Subsidiary of the Company (other than Gibraltar Mines Ltd. or any successor to it) that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only if such Subsidiary:

     (1) has no Indebtedness other than Non-Recourse Debt;

     (2) except as permitted by Section 4.08 of this First Supplemental Indenture is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

     (3) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

     (4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries.

     “Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

     “Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

     (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

     (2) the then outstanding principal amount of such Indebtedness.

Section 1.02 Other Definitions.

Defined
in
Term	Section
“Affiliate Transaction”	4.08(a)
“Asset Sale Offer”	3.10
“Base Indenture”	Recitals
“Change of Control Offer”	4.11(a)
“Change of Control Payment”	4.11(a)
“Change of Control Payment Date”	4.11(a)
“Event of Default”	6.02
“Excess Proceeds”	4.07(d)
“incur”	4.06(a)
“Notes”	Preamble
“Offer Amount”	3.10
“Offer Period”	3.10
“Permitted Debt”	4.06(b)
“Payment Default”	6.02(a)
“Purchase Date”	3.10
“Restricted Payments”	4.04(a)

Section 1.03 Incorporation by Reference of Trust Indenture Act.

     Whenever this First Supplemental Indenture refers to a provision of the Trust Indenture Act, the provision is incorporated by reference in and made a part of this First Supplemental Indenture.

     All terms used in this First Supplemental Indenture that are defined by the Trust Indenture Act, defined by Trust Indenture Act reference to another statute or defined by SEC rule under the Trust Indenture Act have the meanings so assigned to them.

Section 1.04 Rules of Construction.

     Unless the context otherwise requires:

     (1) a term has the meaning assigned to it and include the plural as well as the singular;

     (2) all other terms used herein which are defined in the Trust Indenture Act, either directly or by reference therein, have the meanings assigned to them therein, and references to sections of or rules under the Securities Act will be deemed to include substitute, replacement or successor sections or rules adopted by the SEC from time to time;

     (3) all accounting terms not otherwise defined herein have the meanings assigned to them, as of any date of determination and for any Person, in accordance with GAAP;

     (4) the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this First Supplemental Indenture as a whole and not to any particular Article, Section or other subdivision;

     (5) “or” is not exclusive;

     (6) words implying any gender shall apply to all genders;

     (7) the words Subsection, Section and Article refer to the Subsections, Sections and Articles, respectively, of this First Supplemental Indenture unless otherwise noted;

     (8) “include”, “includes” or “including” means include, includes or including, in each case, without limitation;

     (9) “will” shall be interpreted to express a command; and

     (10) provisions apply to successive events and transactions.

Section 1.05 Relationship With Base Indenture.

     Unless otherwise stated, the terms and provisions contained in the Base Indenture shall constitute, and are hereby expressly made, a part of this First Supplemental Indenture and the Company, the Subsidiary Guarantors and the Trustees, by their execution and delivery of this First Supplemental Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of the Base Indenture conflicts with the express provisions of this First Supplemental Indenture, the provisions of this First Supplemental Indenture shall govern and be controlling.

     The Trustees accept the amendment of the Base Indenture effected by this First Supplemental Indenture, but only upon the terms and conditions set forth in this First Supplemental Indenture. The Trustees shall not be responsible in any manner whatsoever for or with respect to any of the recitals or statements contained herein, all of which recitals or statements are made solely by the Company, or for or with respect to (1) the validity or sufficiency of this First Supplemental Indenture or any of the terms or provisions hereof, (2) the proper authorization hereof by the Company and the Subsidiary Guarantors, (3) the due execution hereof by the Company and the Subsidiary Guarantors or (4) the consequences (direct or indirect and whether deliberate or inadvertent) of any amendment herein provided for, and the Trustees make no representation with respect to any such matters.

ARTICLE 2
THE NOTES

Section 2.01 Form and Dating.

     (a) The Notes shall initially be issued in registered global form without interest coupons. The Notes and the applicable Trustee’s certificate of authentication shall be substantially in the form of Exhibit A hereto (including the Global Note Legend thereon). Notes issued in definitive form shall be substantially in the form of Exhibit A attached hereto (but without the Global Note Legend thereon).

The Notes may have such other notations, legends or endorsements required by law, stock exchange rule or usage. The Company shall furnish any such other notations, legends or endorsements to the Trustees in writing. Each Note shall be dated the date of its authentication. The Notes shall be in denominations of US$2,000 and integral multiples of US$1,000 in excess of US$2,000.

     (b) The terms and provisions contained in the Notes shall constitute, and are hereby expressly made, a part of this First Supplemental Indenture, and the Company, the Subsidiary Guarantors and the Trustees, by their execution and delivery of this First Supplemental Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any Note conflicts with the express provisions of the Base Indenture, the provisions of the Note shall govern and be controlling, and to the extent any provision of the Note conflicts with the express provisions of this First Supplemental Indenture, the provisions of this First Supplemental Indenture shall govern and be controlling.

     (c) Each Global Note shall represent such of the outstanding Notes as will be specified therein and each shall provide that it represents the aggregate principal amount of outstanding Notes from time to time as reflected in the records of the Trustees and that the aggregate principal amount of outstanding Notes represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges and redemptions. The Trustees’ records shall be noted to reflect the amount of any increase or decrease in the aggregate principal amount of outstanding Notes represented thereby, in accordance with instructions given by the Holder thereof as required by Section 3.05 of the Base Indenture.

ARTICLE 3
REDEMPTION AND PREPAYMENT

Section 3.01 Base Indenture

     Sections 11.01 through 11.07 of the Base Indenture shall not apply to the Notes and hereafter shall be void and of no force and effect except solely with respect to any other series of Securities issued under the Base Indenture; and, insofar as relating to the Notes, any reference to Sections 11.01 through 11.07 in the Base Indenture shall instead be deemed to refer to Sections 3.02 through 3.07 of this First Supplemental Indenture.

Section 3.02 Notices to Trustee.

     If the Company elects to redeem Notes pursuant to the optional redemption provisions of Section 3.08 hereof or of Section 11.08 of the Base Indenture, it must furnish to the Trustees, at least 30 days but not more than 60 days before a redemption date, an Officers’ Certificate setting forth:

(1)	the clause of the Indenture pursuant to which the redemption shall occur;

(2)	the redemption date;

(3)	the principal amount of Notes to be redeemed; and

(4)	the redemption price.

Section 3.03 Selection of Notes to Be Redeemed or Purchased.

     (a) If less than all of the Notes are to be redeemed or purchased in an offer to purchase at any time, the Trustees will select Notes for redemption or purchase on a pro rata basis (or in the case of Global Notes, based on a method that most nearly approximates a pro rata selection, subject to the operations and procedures of any depositary) unless otherwise required by law or applicable stock exchange or depositary requirements.

     (b) No Notes of US$2,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of this First Supplemental Indenture. Notices of redemption shall not be conditional.

     (c) If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount of that Note that is to be redeemed. If at the time of such redemption the Notes are not Global Notes, a new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder of Notes upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of Notes called for redemption.

     (d) In the event of partial redemption or purchase by lot, the particular Notes to be redeemed or purchased will be selected, unless otherwise provided herein, not less than 30 nor more than 60 days prior to the redemption or purchase date by the Trustees from the outstanding Notes not previously called for redemption or purchase.

     (e) The Trustees will promptly notify the Company in writing of the Notes selected for redemption or purchase and, in the case of any Note selected for partial redemption or purchase, the principal amount thereof to be redeemed or purchased. Notes and portions of Notes selected will be in amounts of US$2,000 or whole multiples of US$1,000; except that if all of the Notes of a Holder are to be redeemed or purchased, the entire outstanding amount of Notes held by such Holder, even if not a multiple of US$1,000, shall be redeemed or purchased. Except as provided in the preceding sentence, provisions of this First Supplemental Indenture that apply to Notes called for redemption or purchase also apply to portions of Notes called for redemption or purchase.

Section 3.04 Notice of Redemption.

     (a) Subject to the provisions of Section 3.10 hereof, at least 30 days but not more than 60 days before a redemption date, the Company will mail or cause to be mailed, by first class mail, a notice of redemption to each Holder whose Notes are to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of this First Supplemental Indenture pursuant to Articles 4 or 14 of the Base Indenture.

     (b) The notice will identify the Notes to be redeemed and will state:

     (1) the redemption date;

     (2) the redemption price, including the amount of the Applicable Premium, if any;

     (3) if any Note is being redeemed in part, the portion of the principal amount of such Note to be redeemed and that, after the redemption date upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion will be issued upon cancellation of the original Note;

     (4) the name and address of the Paying Agent;

     (5) that Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price;

     (6) that, unless the Company defaults in making such redemption payment, interest on Notes called for redemption ceases to accrue on and after the redemption date;

     (7) the paragraph of the Notes and/or Section of the Base Indenture or of this First Supplemental Indenture pursuant to which the Notes called for redemption are being redeemed; and

     (8) that no representation is made as to the correctness or accuracy of the CUSIP number, if any, listed in such notice or printed on the Notes.

     (c) At the Company’s request, the Trustees will give the notice of redemption in the Company’s name and at its expense; provided, however, that the Company has delivered to the Trustees, at least 60 days prior to the redemption date, an Officers’ Certificate requesting that the Trustees give such notice and setting forth the information to be stated in such notice as provided in Section 3.04(b) of this First Supplemental Indenture.

Section 3.05 Effect of Notice of Redemption.

     Once notice of redemption is mailed in accordance with Section 3.04 hereof, Notes called for redemption become irrevocably due and payable on the redemption date at the redemption price. A notice of redemption may not be conditional.

Section 3.06 Deposit of Redemption or Purchase Price.

     (a) Three Business Days prior to the redemption or purchase date, the Company will deposit with the Trustees or with the Paying Agent money sufficient to pay the redemption or purchase price of, and accrued and unpaid interest (if any) on, all Notes to be redeemed or purchased on that date. The Trustees or the Paying Agent will promptly return to the Company any money deposited with the Trustees or the Paying Agent by the Company in excess of the amounts necessary to pay the redemption or purchase price of, and accrued and unpaid interest (if any) on, all Notes to be redeemed or purchased.

     (b) If the Company complies with Section 3.06(a) of this First Supplemental Indenture, on and after the redemption or purchase date, interest will cease to accrue on the Notes or the portions of Notes called for redemption or purchase. If a Note is redeemed or purchased on or after an interest record date but on or prior to the related interest payment date, then any accrued and unpaid interest shall be paid to the Person in whose name such Note was registered at the close of business on such record date. If any Note called for redemption or purchase is not so paid upon surrender for redemption or purchase because of the failure of the Company to comply with Section 3.06(a) of this First Supplemental Indenture, interest shall be paid on the unpaid principal, from the redemption or purchase date until such principal is paid, and to the extent lawful on any interest not paid on such unpaid principal, in each case at the rate provided in the Notes.

Section 3.07 Notes Redeemed or Purchased in Part.

     Upon surrender of a Note that is redeemed or purchased in part, the Company will issue and the Trustees will authenticate for the Holder at the expense of the Company a new Note equal in principal amount to the unredeemed or unpurchased portion of the Note surrendered.

Section 3.08 Optional Redemption.

     (a) At any time prior to April 15, 2014, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of Notes issued under this First Supplemental Indenture, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 107.750% of the principal amount of the Notes redeemed, plus accrued and unpaid interest, if any, to the date of redemption (subject to the rights of Holders on the relevant record date to receive interest on the relevant interest payment date), with an amount not greater than the net cash proceeds of an Equity Offering by the Company; provided that:

     (1) at least 65% of the aggregate principal amount of Notes originally issued under this First Supplemental Indenture (excluding Notes held by the Company and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

     (2) the redemption occurs within 180 days of the date of the closing of such Equity Offering.

     (b) At any time prior to April 15, 2015, the Company may on any one or more occasions redeem all or a part of the Notes, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the Notes redeemed, plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, the date of redemption, subject to the rights of Holders on the relevant record date to receive interest due on the relevant interest payment date.

     (c) Except pursuant to Subsections (a) and (b) of this Section 3.08, the Notes will not be redeemable at the Company’s option prior to April 15, 2015.

     (d) On or after April 15, 2015, the Company may on any one or more occasions redeem all or a part of the Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, on the Notes redeemed, to the applicable date of redemption, if redeemed during the twelve-month period beginning on April 15 of the years indicated below, subject to the rights of Holders on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2015	103.875%
2016	101.938%
2017 and thereafter	100.000%

     Unless the Company defaults in the payment of the redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on the applicable redemption date.

     (e) Any redemption pursuant to this Section 3.08 or pursuant to Section 11.08 of the Base Indenture shall be made pursuant to the provisions of Section 3.02 through 3.07 hereof.

Section 3.09 Mandatory Redemption.

     The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Section 3.10 Offer to Purchase by Application of Excess Proceeds.

     In the event that, pursuant to Section 4.07 hereof, the Company is required to commence an offer to all Holders to purchase Notes (an “Asset Sale Offer”), it will follow the procedures specified below.

     The Asset Sale Offer shall be made to all Holders and all holders of other Indebtedness that is pari passu with the Notes containing provisions similar to those set forth in this First Supplemental Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets. The Asset Sale Offer will remain open for a period of at least 20 Business Days following its commencement and not more than 30 Business Days, except to the extent that a longer period is required by applicable law (the “Offer Period”). No later than three Business Days after the termination of the Offer Period (the “Purchase Date”), the Company will apply all Excess Proceeds (the “Offer Amount”) to the purchase of Notes and such other pari passu Indebtedness (on a pro rata basis, if applicable) or, if less than the Offer Amount has been tendered, all Notes and other Indebtedness tendered in response to the Asset Sale Offer. Payment for any Notes so purchased will be made in the same manner as interest payments are made.

     If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by this First Supplemental Indenture.

     If the Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest will be payable to Holders who tender Notes pursuant to the Asset Sale Offer.

     Upon the commencement of an Asset Sale Offer, the Company will send, by first class mail, a notice to the Trustees and to each of the Holders (or cause the Trustees to furnish to the Holders such notice through the facilities of DTC or otherwise). The notice will contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Asset Sale Offer. The notice, which will govern the terms of the Asset Sale Offer, will state:

     (1) that the Asset Sale Offer is being made pursuant to this Section 3.10 and Section 4.07 hereof and the length of time the Asset Sale Offer will remain open;

     (2) the Offer Amount, the purchase price and the Purchase Date;

     (3) that any Note not tendered or accepted for payment will continue to accrue interest;

     (4) that, unless the Company defaults in making such payment, any Note accepted for payment pursuant to the Asset Sale Offer will cease to accrue interest after the Purchase Date;

     (5) that Holders electing to have a Note purchased pursuant to an Asset Sale Offer may elect to have Notes purchased in integral multiples of US$1,000 only;

     (6) that Holders electing to have Notes purchased pursuant to any Asset Sale Offer will be required to surrender the Note, with the form entitled “Option of Holder to Elect Purchase” attached to the Notes completed, or transfer by book-entry transfer, to the Company, a Depositary, if appointed by the Company, or a Paying Agent at the address specified in the notice at least three days before the Purchase Date;

     (7) that Holders will be entitled to withdraw their election if the Company, the Depositary or the Paying Agent, as the case may be, receives, not later than the expiration of the Offer Period, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Note the Holder delivered for purchase and a statement that such Holder is withdrawing his election to have such Note purchased;

     (8) that, if the aggregate principal amount of Notes and other pari passu Indebtedness surrendered by Holders thereof exceeds the Offer Amount, the Company will select the Notes and other pari passu Indebtedness to be purchased on a pro rata basis based on the principal amount of Notes and such other pari passu Indebtedness surrendered (with such adjustments as may be deemed appropriate by the Company so that only Notes in denominations of US$1,000, or integral multiples thereof, will be purchased); and

     (9) that Holders whose Notes were purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered (or transferred by book-entry transfer).

     On or before the Purchase Date, the Company will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Offer Amount of Notes or portions thereof tendered pursuant to the Asset Sale Offer, or if less than the Offer Amount has been tendered, all Notes tendered, and will deliver or cause to be delivered to the Trustees the Notes properly accepted together with an Officers’ Certificate stating that such Notes or portions thereof were accepted for payment by the Company in accordance with the terms of this Section 3.10. The Company, the Depositary or the Paying Agent, as the case may be, will promptly (but in any case not later than five days after the Purchase Date) mail or deliver to each tendering Holder an amount equal to the purchase price of the Notes tendered by such Holder and accepted by the Company for purchase, and the Company will promptly issue a new Note, and the Trustees, upon written request from the Company, will authenticate and mail or deliver (or cause to be transferred by book entry) such new Note to such Holder, in a principal amount equal to any unpurchased portion of the Note surrendered. Any Note not so accepted shall be promptly mailed or delivered by the Company to the Holder thereof. The Company will publicly announce the results of the Asset Sale Offer on the Purchase Date.

     Other than as specifically provided in this Section 3.10, any purchase pursuant to this Section 3.10 shall be made pursuant to the provisions of Sections 3.02 through 3.07 of this First Supplemental Indenture.

ARTICLE 4
COVENANTS

Section 4.01 [Intentionally Omitted]

Section 4.02 Reports.

     (a) Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, the Company will furnish to the Trustees and to the Holders or cause the trustees to furnish to the Holders (or file with the SEC for public availability):

(1)

within 120 days after the end of each fiscal year, all annual financial information and certifications that would be required to be contained in a filing with the SEC on Form 20-F or, if the Company is eligible to use such Form, Form 40-F, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and a report on the annual financial statements by the Company’s independent accounting firm;

(2)

within 60 days after the end of each of the first three fiscal quarters of each fiscal year, all interim quarterly financial information that would be required to be contained in quarterly reports under the laws of Canada or any Province thereof to security holders of a company with securities listed on the Toronto Stock Exchange, in each case including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and whether or not the Company has any of its securities listed on such exchange; and

(3)

within the time periods specified in the SEC’s rules and regulations, all current reports that would be required to be furnished to the SEC on Form 6-K if the Company were required to furnish these reports.

     The Company will file a copy of each of all of the information and reports referred to in clauses (1), (2) and (3) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and will post the reports on its website within those time periods.

     (b) If, at any time, the Company is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, the Company will nevertheless continue filing the information and reports specified in clause (a) of this Section 4.02 with the SEC within the time periods specified above unless the SEC will not accept such a filing. The Company will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept the Company’s filings for any reason, the Company will post the reports referred to in clause (a) of this Section 4.02 on its website within the time periods described above.

     (c) If the Company has designated any of its Significant Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by clause (a) of this Section 4.02 will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

Section 4.03 Stay, Extension and Usury Laws.

     The Company covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this First Supplemental Indenture or its obligations under the Notes; and the Company hereby expressly waives all benefit or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustees, but will suffer and permit the execution of every such power as though no such law has been enacted.

Section 4.04 Restricted Payments.

     (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

     (1) declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger, amalgamation or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company and other than dividends or distributions payable to the Company or a Restricted Subsidiary of the Company);

     (2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger, amalgamation or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company;

     (3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company or any Guarantor that is contractually subordinated to the Notes or to any Note Guarantee (excluding any intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries), except a payment of interest or principal at the Stated Maturity thereof; or

     (4) make any Restricted Investment,

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(A) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(B) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least US$1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.06(a) of this First Supplemental Indenture; and

(C) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries since the date of this First Supplemental Indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7) and (8) of Section 4.04(b) of this First Supplemental Indenture), is less than the sum, without duplication, of:

(1) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from January 1, 2011 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(2) 100% of the aggregate net proceeds, including cash and the Fair Market Value of property other than cash, received by the Company since the date of this First Supplemental Indenture as a contribution to its common equity capital or from the issue or sale of Qualifying Equity Interests of the Company or from the issue or sale of convertible or exchangeable Disqualified Stock of the Company or convertible or exchangeable debt securities of the Company, in each case that have been converted into or exchanged for Qualifying Equity Interests of the Company (other than Qualifying Equity Interests and convertible or exchangeable Disqualified Stock or debt securities sold to a Subsidiary of the Company); plus

(3) to the extent that any Restricted Investment that was made after the date of this First Supplemental Indenture is (a) sold for cash or marketable securities or otherwise cancelled, liquidated or repaid for cash or marketable securities or (b) made in an entity that subsequently becomes a Restricted Subsidiary of the Company that is a Guarantor, the initial amount of such Restricted Investment (or, if less, the amount of cash or the Fair Market Value of the marketable securities received upon repayment or sale); plus

(4) to the extent that any Unrestricted Subsidiary of the Company designated as such after the date of this First Supplemental Indenture is redesignated as a Restricted Subsidiary after the date of this First Supplemental Indenture, the lesser of (i) the Fair Market Value of the Company’s Restricted Investment in such Subsidiary as of the date of such redesignation or (ii) such Fair Market Value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary after the date of this First Supplemental Indenture.

     (b) Section 4.04(a) of this First Supplemental Indenture will not prohibit:

     (1) the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of this First Supplemental Indenture;

     (2) the making of any Restricted Payment in exchange for, or out of or with the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to the Company; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will not be considered to be net proceeds of Qualifying Equity Interests for purposes of clause (C)(2) of Section 4.04(a) of this First Supplemental Indenture and will not be considered to be net cash proceeds from an Equity Offering for purposes of Section 3.08 of this First Supplemental Indenture;

     (3) the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of the Company to the holders of such Restricted Subsidiary’s Equity Interests on a pro rata basis;

     (4) the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of the Company or any Guarantor that is contractually subordinated to the Notes or to any Note Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

     (5) so long as no Default or Event of Default has occurred and is continuing, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any current or former officer, director or employee of the Company or any of its Restricted Subsidiaries pursuant to any equity subscription agreement, stock option agreement, shareholders’ agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed US$2.5 million in any twelve-month period;

     (6) the repurchase of Equity Interests deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options (or related withholding taxes);

     (7) so long as no Default or Event of Default has occurred and is continuing, the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of the Company or any preferred stock of any Restricted Subsidiary of the Company issued on or after the date of this First Supplemental Indenture in accordance with the Fixed Charge Coverage Ratio test described in Section 4.06(a) of this First Supplemental Indenture;

     (8) payments of cash, dividends, distributions, advances or other Restricted Payments by the Company or any of its Restricted Subsidiaries to allow the payment of cash in lieu of the issuance of fractional shares upon (i) the exercise of options or warrants or (ii) the conversion or exchange of Capital Stock of any such Person; and

     (9) so long as no Default or Event of Default has occurred and is continuing, other Restricted Payments in an aggregate amount not to exceed US$20.0 million since the date of this First Supplemental Indenture.

     (c) The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this Section 4.04 will be determined by the Board of Directors of the Company whose resolution with respect thereto will be delivered to the Trustees.

Section 4.05 Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries.

     (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

     (1) pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to the Company or any of its Restricted Subsidiaries;

     (2) make loans or advances to the Company or any of its Restricted Subsidiaries; or

     (3) sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

     (b) However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

     (1) agreements governing Existing Indebtedness as in effect on the date of this First Supplemental Indenture and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of this First Supplemental Indenture;

     (2) this First Supplemental Indenture, the Notes and the Note Guarantees;

     (3) agreements governing other Indebtedness (including Credit Facilities) permitted to be incurred under the provisions of Section 4.06 of this First Supplemental Indenture and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the restrictions will not, in the good faith judgment of the Board of Directors of the Company, materially adversely impact the ability of the Company to make required principal and interest payments on the Notes;

     (4) applicable law, rule, regulation or order;

     (5) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of this First Supplemental Indenture to be incurred;

     (6) customary non-assignment provisions in contracts and licenses entered into in the ordinary course of business;

     (7) purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of Section 4.05(a) of this First Supplemental Indenture;

     (8) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

     (9) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness will not, in the good faith judgment of the Board of Directors of the Company, materially adversely impact the ability of the Company to make required principal and interest payments on the Notes;

     (10) Liens permitted to be incurred under Section 4.09 of this First Supplemental Indenture that limit the right of the debtor to dispose of the assets subject to such Liens;

     (11) provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements (including agreements entered into in connection with a Restricted Investment) entered into with the approval of the Company’s Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements; and

     (12) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

Section 4.06 Incurrence of Indebtedness and Issuance of Preferred Stock.

     (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Company may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Guarantors may incur Indebtedness (including Acquired Debt) or issue preferred stock, if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, would have been at least 2.25 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

     (b) Section 4.06(a) of this First Supplemental Indenture will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

     (1) the incurrence by the Company and any Guarantor of additional Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) not to exceed, at any time outstanding, the greater of (x) US$50.0 million and (y) 7.5% of Consolidated Tangible Assets;

     (2) the incurrence by the Company and its Restricted Subsidiaries of the Existing Indebtedness;

     (3) the incurrence by the Company and the Guarantors of Indebtedness represented by the Notes and the related Note Guarantees to be issued on the date of this First Supplemental Indenture;

     (4) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the business of the Company or any of its Restricted Subsidiaries, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed, at any time outstanding, the greater of (x) US$120.0 million and (y) 18.5% of Consolidated Tangible Assets;

     (5) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by this First Supplemental Indenture to be incurred under Section 4.06(a) of this First Supplemental Indenture or clauses (2), (3), (4), (5) or (13) of this Section 4.06(b);

     (6) the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that:

     (a) if the Company or any Guarantor is the obligor on such Indebtedness and the payee is not the Company or a Guarantor, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the Notes, in the case of the Company, or the Note Guarantee, in the case of a Guarantor; and

     (b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary of the Company and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary of the Company,

will be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

     (7) the issuance by any of the Company’s Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

     (a) any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than the Company or a Restricted Subsidiary of the Company; and

     (b) any sale or other transfer of any such preferred stock to a Person that is not either the Company or a Restricted Subsidiary of the Company,

will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);

     (8) the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations or Treasury Management Arrangements in the ordinary course of business;

     (9) the guarantee by the Company or any of the Guarantors of Indebtedness of the Company or a Restricted Subsidiary of the Company to the extent that the guaranteed Indebtedness was permitted to be incurred by another provision of this Section 4.06; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the Notes, then the Guarantee must be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

     (10) Indebtedness of the Company or any of its Restricted Subsidiaries constituting Acquired Debt; provided that such Acquired Debt is not incurred in contemplation of the related acquisition or merger; provided, further, that after giving effect to such acquisition and the incurrence of Indebtedness, either (i) the Company would be permitted to incur at least US$1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.06(a) of this First Supplemental Indenture or (ii) the Company would have had a Fixed Charge Coverage Ratio greater than the actual Fixed Charge Coverage Ratio for the Company pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.06(a) of this First Supplemental Indenture;

     (11) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness (A) in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, performance and surety bonds in the ordinary course of business, and (B) in respect of performance bonds, bank guarantees or similar obligations for or in connection with pledges, deposits or payments made or given in relation to such performance bonds, bank guarantees or similar instruments in the ordinary course of business in connection with or to secure statutory, regulatory or similar obligations, including obligations under mining, health, safety, reclamation, mine closure or other environmental obligations or in relation to infrastructure arrangements owned or provided to or applied for by the Company or any of its Restricted Subsidiaries;

     (12) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days; and

     (13) the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (13), not to exceed the greater of (x) US$50.0 million and (y) 7.5% of Consolidated Tangible Assets.

     (c) The Company will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of the Company or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the Notes and the applicable Note Guarantee on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Company solely by virtue of being unsecured or by virtue of being secured on a junior priority basis.

     (d) For purposes of determining compliance with this Section 4.06, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (13) of Section 4.06(b) of this First Supplemental Indenture, or is entitled to be incurred pursuant to Section 4.06(a) of this First Supplemental Indenture, the Company will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with Section 4.06. Indebtedness under Credit Facilities outstanding on the date on which Notes are first issued and authenticated under this First Supplemental Indenture will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of Section 4.06(b) of this First Supplemental Indenture.

The accrual of interest or preferred stock dividends, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on preferred stock or Disqualified Stock in the form of additional shares of the same class of preferred stock or Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of preferred stock or Disqualified Stock for purposes of this Section 4.06; provided, in each such case, that the amount thereof is included in Fixed Charges of the Company as accrued. For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be utilized, calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred. Notwithstanding any other provision of this Section 4.06, the maximum amount of Indebtedness that the Company or any Restricted Subsidiary may incur pursuant to this Section 4.06 shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

     (e) The amount of any Indebtedness outstanding as of any date will be:

     (1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

     (2) the principal amount of the Indebtedness, in the case of any other Indebtedness; and

     (3) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a) the Fair Market Value of such assets at the date of determination; and

(b) the amount of the Indebtedness of the other Person.

Section 4.07 Asset Sales.

     (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

     (1) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value (measured as of the date of the definitive agreement with respect to such Asset Sale) of the assets or Equity Interests issued or sold or otherwise disposed of; and

     (2) at least 75% of the aggregate consideration received by the Company and its Restricted Subsidiaries in the Asset Sale and all other Asset Sales since the date of this First Supplemental Indenture is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

     (A) any liabilities, as shown on the Company’s most recent consolidated balance sheet, of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation or indemnity agreement that releases the Company or such Restricted Subsidiary from or indemnifies against further liability;

     (B) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are within 90 days after the Asset Sale, subject to ordinary settlement periods, converted by the Company or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion; and

     (C) any stock or assets of the kind referred to in clauses (2) or (4) of Section 4.07(b) of this First Supplemental Indenture.

     (b) Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds:

     (1) to repay Indebtedness and other Obligations that are secured by a Lien;

     (2) to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of the Company;

     (3) to make a capital expenditure; or

     (4) to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business.

     (c) Pending the final application of any Net Proceeds, the Company (or the applicable Restricted Subsidiary) may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by this First Supplemental Indenture.

     (d) Any Net Proceeds from Asset Sales that are not applied or invested as provided in Section 4.07(b) of this First Supplemental Indenture will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds US$25.0 million, within thirty days thereof, the Company will make an Asset Sale Offer to all Holders and all holders of other Indebtedness that is pari passu with the Notes containing provisions similar to those set forth in this First Supplemental Indenture with respect to offers to purchase, prepay or redeem with the proceeds of sales of assets to purchase, prepay or redeem the maximum principal amount of Notes and such other pari passu Indebtedness (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith) that may be purchased, prepaid or redeemed out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount, plus accrued and unpaid interest, if any, to the date of purchase, prepayment or redemption, subject to the rights of Holders on the relevant record date to receive interest due on the relevant interest payment date, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and other pari passu Indebtedness tendered in (or required to be prepaid or redeemed in connection with) such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustees will select the Notes to be purchased on a pro rata basis, based on the amounts tendered or required to be prepaid or redeemed (with such adjustments as may be deemed appropriate by the Company so that only Notes in denominations of US$2,000, or an integral multiple of US$1,000 in excess thereof, will be purchased). Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

     (e) The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to a Change of Control Offer or an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with Section 4.07 or Section 4.11 of this First Supplemental Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under either such Section by virtue of such compliance.

Section 4.08 Transactions with Affiliates.

     (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of US$5.0 million, unless:

     (1) the Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

     (2) the Company delivers to the Trustees, with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of US$10.0 million, a resolution of the Board of Directors of the Company set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with this Section 4.08 and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of the Company.

     (b) The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to Section 4.08(a) of this First Supplemental Indenture:

     (1) any employment agreement, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and payments pursuant thereto;

     (2) transactions between or among the Company and/or its Restricted Subsidiaries;

     (3) transactions with a Person (other than an Unrestricted Subsidiary of the Company) that is an Affiliate of the Company solely because the Company owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

     (4) payment of reasonable and customary fees and reimbursements of expenses (pursuant to indemnity arrangements or otherwise) of officers, directors, employees or consultants of the Company or any of its Restricted Subsidiaries;

     (5) any issuance of Equity Interests (other than Disqualified Stock) of the Company to Affiliates of the Company;

     (6) any transaction or series of related transactions for which the Company delivers to the Trustees an opinion as to the fairness to the Company or the applicable Subsidiary of such transaction or series of related transactions from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing;

     (7) Restricted Payments that do not violate the provisions of Section 4.04 of this First Supplemental Indenture; and

     (8) loans or advances to employees in the ordinary course of business not to exceed US$2.5 million in the aggregate at any one time outstanding.

Section 4.09 Liens.

     The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind securing Indebtedness, Attributable Debt or trade payables on any asset now owned or hereafter acquired, except Permitted Liens.

Section 4.10 Business Activities.

     The Company will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

Section 4.11 Offer to Repurchase Upon Change of Control.

     (a) If a Change of Control occurs, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to US$2,000 or an integral multiple of US$1,000 in excess thereof) of that Holder’s Notes at a purchase price in cash equal to 101% of the aggregate principal amount of the Notes, plus accrued and unpaid interest, if any, on the Notes repurchased to the date of purchase, subject to the rights of Holders on the relevant record date to receive interest due on the relevant interest payment date (a “Change of Control Payment”).

     Within 10 days following any Change of Control, the Company will mail a notice to each Holder (the “Change of Control Offer”):

     (1) describing the transaction or transactions that constitute the Change of Control and offering to repurchase such Holder’s Notes at a purchase price equal to the Change of Control Payment; and

     (2) stating the repurchase date, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”).

     The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of this First Supplemental Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of this First Supplemental Indenture by virtue of such compliance.

     (b) On the Change of Control Payment Date, the Company will, to the extent lawful:

     (1) accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

     (2) deposit with the Paying Agent an amount in immediately available funds equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

     (3) deliver or cause to be delivered to the Trustees the Notes properly accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Company.

     The Paying Agent will promptly mail to each Holder of Notes properly tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

     (c) Notwithstanding anything to the contrary contained herein, the Company will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this First Supplemental Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to Section 3.08 of this First Supplemental Indenture unless and until there is a default in payment of the applicable redemption price.

     (d) Notwithstanding anything to the contrary contained herein, a Change of Control Offer may be made in advance of a Change of Control, conditioned upon the consummation of such Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer is made.

     (e) In the event that Holders of not less than 90% of the aggregate principal amount of the outstanding Notes accept a Change of Control Offer and the Company (or a third party making the Change of Control Offer as provided above) purchases all of the Notes held by such Holders, the Company will have the right, upon not less than 30 nor more than 60 days’ notice, given not more than 30 days following the purchase pursuant to the Change of Control Offer described above, to redeem all of the Notes that remain outstanding following such purchase at a redemption price equal to the Change of Control Payment plus, to the extent not included in the Change of Control Payment, accrued and unpaid interest on the Notes that remain outstanding, to the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the date of redemption).

Section 4.12 Additional Subsidiary Guarantees.

     If the Company or any of its Restricted Subsidiaries acquires or creates another Subsidiary (other than an Immaterial Subsidiary) after the date of this First Supplemental Indenture, or if any Immaterial Subsidiary ceases to be an Immaterial Subsidiary, then that newly acquired or created Subsidiary or former Immaterial Subsidiary, as applicable, will become a Guarantor and execute a Note Guarantee pursuant to a supplemental indenture and deliver an Opinion of Counsel, in each case satisfactory to the Trustees within 30 business days of the date on which it is acquired or created or ceases to be an Immaterial Subsidiary, as applicable. The form of supplement indenture is attached as Exhibit B hereto.

Section 4.13 Designation of Restricted and Unrestricted Subsidiaries.

     The Board of Directors of the Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default; provided that in no event will the business currently operated by Gibraltar Mines Ltd. be transferred to or held by an Unrestricted Subsidiary. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under Section 4.04 of this First Supplemental Indenture or under one or more clauses of the definition of Permitted Investments, as determined by the Company.

That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of the Company may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

     Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the Trustees by filing with the Trustees a certified copy of a resolution of the Board of Directors giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions and was permitted by Section 4.04 of this First Supplemental Indenture. If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of this First Supplemental Indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under Section 4.06 of this First Supplemental Indenture, the Company will be in default of such Section.

     The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under Section 4.06 of this First Supplemental Indenture calculated on a pro forma basis as if such designation had occurred at the beginning of the applicable reference period; and (2) no Default or Event of Default would be in existence following such designation.

Section 4.14 Changes in Covenants When Notes Rated Investment Grade

     If on any date following the date of this First Supplemental Indenture:

     (1) the Notes are rated Baa3 or better by Moody’s and BBB- or better by S&P (or, if either such entity ceases to rate the Notes for reasons outside of the control of the Company, the equivalent investment grade credit rating from any other “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by the Company as a replacement agency); and

     (2) no Default or Event of Default shall have occurred and be continuing,

then, beginning on that day and continuing at all times thereafter regardless of any subsequent changes in the rating of the Notes, the covenants contained in Sections 4.04, 4.05, 4.06, 4.07, 4.08, 4.10, 4.13, and 5.02(a)(4) of this First Supplemental Indenture will no longer be applicable to the Notes.

ARTICLE 5
SUCCESSORS

Section 5.01 Base Indenture

     Article 8 of the Base Indenture shall not apply to the Notes and hereafter shall be void and of no force and effect except solely with respect to any other series of Securities issued under the Base Indenture; and, insofar as relating to the Notes, any reference to Article 8 in the Base Indenture shall instead be deemed to refer to Article 5 of this First Supplemental Indenture.

Section 5.02 Merger, Amalgamation, Consolidation or Sale of Assets.

     (a) The Company will not, directly or indirectly: (1) merge, amalgamate or consolidate with or into another Person (whether or not the Company is the surviving corporation), or (2) sell, assign, transfer, convey, or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1) either:

     (a) the Company is the surviving corporation; or

     (b) the Person formed by or surviving any such consolidation, merger or amalgamation (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition has been made is an entity organized or existing under the laws of Canada, any province or territory of Canada, the United States, any state of the United States or the District of Columbia;

     (2) the Person formed by or surviving any such consolidation, merger or amalgamation (if other than the Company) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of the Company under the Notes and this First Supplemental Indenture pursuant to agreements reasonably satisfactory to the Trustees or is liable for those obligations by operation of law;

     (3) immediately after such transaction, no Default or Event of Default exists; and

     (4) the Company or the Person formed by or surviving any such consolidation, merger or amalgamation (if other than the Company), or to which such sale, assignment, transfer conveyance or other disposition has been made would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period (i) be permitted to incur at least US$1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.06(a) of this First Supplemental Indenture or (ii) have had a Fixed Charge Coverage Ratio greater than the actual Fixed Charge Coverage Ratio for the Company pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.06(a) of this First Supplemental Indenture.

     In addition, the Company will not, directly or indirectly, lease all or substantially all of the properties and assets of it and its Restricted Subsidiaries, taken as a whole, in one or more related transactions, to any other Person.

     (b) This Section 5.02 will not apply to any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among the Company and any one or more of its Restricted Subsidiaries or between or among any one or more of the Company’s Restricted Subsidiaries. Clauses (3) and (4) of Section 5.02(a) of this First Supplemental Indenture will not apply to (1) any merger, amalgamation, consolidation or arrangement of the Company with or into one or more of its Restricted Subsidiaries for any purpose or (2) any merger, amalgamation, consolidation, arrangement of the Company with or into an Affiliate solely for the purpose of reincorporating or continuing the Company in another jurisdiction.

Section 5.03 Successor Corporation Substituted.

     Upon any consolidation or merger, or any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the properties or assets of the Company in a transaction that is subject to, and that complies with the provisions of, Section 5.02 hereof, the successor Person formed by such consolidation or into or with which the Company is merged or to which such sale, assignment, transfer, lease, conveyance or other disposition is made shall succeed to, and be substituted for (so that from and after the date of such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition, the provisions of the Indenture referring to the “Company” shall refer instead to the successor Person and not to the Company), and may exercise every right and power of the Company under the Indenture with the same effect as if such successor Person had been named as the Company therein; provided, however, that the predecessor Company shall not be relieved from the obligation to pay the principal of, premium on, if any, interest, if any, on, the Notes except in the case of a sale of all of the Company’s assets in a transaction that is subject to, and that complies with the provisions of, Section 5.02 hereof.

ARTICLE 6
DEFAULTS AND REMEDIES

Section 6.01 Base Indenture

     Sections 5.01, 5.02 and 5.07 of the Base Indenture shall not apply to the Notes and hereafter shall be void and of no force and effect except solely with respect to any other series of Securities issued under the Base Indenture; and, insofar as relating to the Notes, any reference to Section 5.01, Section 5.02 or Section 5.07 in the Base Indenture shall instead be deemed to refer to Sections 6.02, 6.03 and 6.04 of this First Supplemental Indenture, respectively.

Section 6.02 Events of Default.

       (a) Each of the following is an “Event of Default”:

     (1) default for 30 days in the payment when due of interest on the Notes;

     (2) default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the Notes;

     (3) failure by the Company or any of the Guarantors for a period of 30 days to comply with Sections 4.04, 4.06, 4.07, 4.11 or 5.02 of this First Supplemental Indenture;

     (4) failure by the Company or any of the Guarantors for 60 days after notice to the Company by the Trustees or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding voting as a single class to comply with any of the other agreements in this First Supplemental Indenture;

     (5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the date of this First Supplemental Indenture, if that default:

     (A) is caused by a failure to pay principal of, premium on, if any, or interest, if any, on, such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

     (B) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates US$25.0 million or more;

     (6) failure by the Company or any of its Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of US$25.0 million, which judgments are not paid, discharged or stayed, for a period of 60 days;

     (7) except as permitted by this First Supplemental Indenture, any Note Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee;

     (8) the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary pursuant to or within the meaning of Bankruptcy Law:

     (A) commences a voluntary case;

     (B) consents to the entry of an order for relief against it in an involuntary case;

     (C) consents to the appointment of a custodian of it or for all or substantially all of its property;

     (D) makes a general assignment for the benefit of its creditors; or

     (E) generally is not paying its debts as they become due; or

     (9) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

     (A) is for relief against the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary in an involuntary case;

     (B) appoints a custodian of the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary or for all or substantially all of the property of the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary; or

     (C) orders the liquidation of the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary.

Section 6.03 Acceleration.

     In the case of an Event of Default specified in clause (8) or (9) of Section 6.02(a) of this First Supplemental Indenture, with respect to the Company, any Restricted Subsidiary of the Company that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately.

     Upon any such declaration, the Notes shall become due and payable immediately.

     The Holders of a majority in aggregate principal amount of the then outstanding Notes by written notice to the Trustee may, on behalf of all of the Holders of al of the Notes, rescind an acceleration or waive any existing Default of Event of Default and its consequences, if the rescission would not conflict with any judgment or decree, except a continuing Default or Event of Default in the payment of principal of, premium on, if any, or interest, if any, on, the Notes.

Section 6.04 Limitation on Suits.

     In case an Event of Default occurs and is continuing, the Trustees will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any Holders of Notes unless such Holders have offered to the Trustees indemnity or security satisfactory to them against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest, if any, when due, no Holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

     (1) such Holder has previously given to the Trustees written notice that an Event of Default is continuing;

     (2) Holders of at least 25% in aggregate principal amount of the then outstanding Notes make a written request to the Trustees to pursue the remedy;

     (3) such Holder or Holders offer and, if requested, provide to the Trustees security or indemnity satisfactory to the Trustees against any loss, liability or expense;

     (4) the Trustees do not comply with such request within 60 days after receipt of the request and the offer of security or indemnity; and

     (5) during such 60-day period, Holders of a majority in aggregate principal amount of the then outstanding Notes do not give the Trustees a direction inconsistent with such request.

ARTICLE 7
[INTENTIONALLY OMITTED]

ARTICLE 8
AMENDMENT, SUPPLEMENT AND WAIVER

Section 8.01 Base Indenture.

     Sections 9.01 and 9.02 of the Base Indenture shall not apply to the Notes and hereafter shall be void and of no force and effect except solely with respect to any other series of Securities issued under the Base Indenture; and, insofar as relating to the Notes, any reference to Section 9.01 or Section 9.02 in the Base Indenture shall instead be deemed to refer to Sections 8.02 and 8.03 of this First Supplemental Indenture, respectively.

Section 8.02 Without Consent of Holders.

     Notwithstanding Section 8.03 of this First Supplemental Indenture, the Company, the Guarantors and the Trustees may amend or supplement this First Supplemental Indenture or the Notes or the Note Guarantees without the consent of any Holders:

     (1) to cure any ambiguity, defect or inconsistency;

     (2) to provide for uncertificated Notes in addition to or in place of certificated Notes;

     (3) to provide for the assumption of the Company’s or a Guarantor’s obligations to the Holders of the Notes and Note Guarantees in the case of a merger, amalgamation or consolidation or sale of all or substantially all of the Company’s or such Guarantor’s assets, as applicable;

     (4) to make any change that would provide any additional rights or benefits to the Holders of the Notes or that does not materially adversely affect the legal rights hereunder of any Holder;

     (5) to comply with requirements of the SEC in order to effect or maintain the qualification of this First Supplemental Indenture under the Trust Indenture Act;

     (6) to conform the text of this First Supplemental Indenture, the Notes or the Note Guarantees to any provision of the “Description of the Notes” section of the Company’s Prospectus Supplement dated April 12, 2011, relating to the initial offering of the Notes, to the extent that such provision in that “Description of the Notes” was intended to be a verbatim recitation of a provision of this First Supplemental Indenture, the Notes or the Note Guarantees, which intent may be evidenced by an Officers’ Certificate to that effect;

     (7) to provide for the issuance of additional notes in accordance with the limitations set forth in the Indenture as of the date of this First Supplemental Indenture; or

     (8) to allow any Guarantor to execute a supplemental indenture and/or a Note Guarantee with respect to the Notes.

     Upon the request of the Company accompanied by a resolution of its Board of Directors authorizing the execution of any such amended or supplemental indenture, and upon receipt by the Trustee of the documents described in Sections 1.02 and 9.03 of the Base Indenture, the Trustee will join with the Company and the Guarantors in the execution of any amended or supplemental indenture authorized or permitted by the terms of this First Supplemental Indenture and to make any further appropriate agreements and stipulations that may be therein contained, but the Trustees will not be obligated to enter into such amended or supplemental indenture that affects its own rights, duties or immunities under this First Supplemental Indenture or otherwise.

Section 8.03 With Consent of Holders.

     Except as provided below in this Section 8.03, the Company and the Trustees may amend or supplement this First Supplemental Indenture and the Notes and the Note Guarantees with the consent of the Holders of at least a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, additional notes, if any) voting as a single class (including, without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, the Notes), and, subject to Sections 5.08 and 5.13 of the Base Indenture, any existing Default or Event of Default (other than a Default or Event of Default in the payment of the principal of, premium on, if any, or interest, if any, on, the Notes, except a payment default resulting from an acceleration that has been rescinded) or compliance with any provision of this First Supplemental Indenture or the Notes or the Note Guarantees may be waived with the consent of the Holders of a majority in aggregate principal amount of the then outstanding Notes voting as a single class (including, without limitation, consents obtained in connection with a purchase offer, or tender offer or exchange offer for, the Notes).

     Upon the request of the Company accompanied by a resolution of its Board of Directors authorizing the execution of any such amended or supplemental indenture, and upon the filing with the Trustees of evidence satisfactory to the Trustees of the consent of the Holders as aforesaid, and upon receipt by the Trustees of the documents described in Sections 1.02 and 9.03 of the Base Indenture, the Trustees will join with the Company and the Guarantors in the execution of such amended or supplemental indenture unless such amended or supplemental indenture directly affects the Trustees’ own rights, duties or immunities under this First Supplemental Indenture or otherwise, in which case the Trustees may in their discretion, but will not be obligated to, enter into such amended or supplemental Indenture.

     It is not necessary for the Holders under this Section 8.03 to approve the particular form of any proposed amendment, supplement or waiver, but it is sufficient if the Holders approve the substance thereof.

     After an amendment, supplement or waiver under this Section 8.03 becomes effective, the Company will mail to the Holders affected thereby a notice briefly describing the amendment, supplement or waiver. Any failure of the Company to mail such notice, or any defect therein, will not, however, in any way impair or affect the validity of any such amended or supplemental indenture or waiver. Subject to Sections 5.08 and 5.13 of the Base Indenture, the Holders of a majority in aggregate principal amount of the Notes then outstanding voting as a single class may waive compliance in a particular instance by the Company with any provision of this First Supplemental Indenture or the Notes or the Note Guarantees. However, without the consent of each Holder affected, an amendment, supplement or waiver under this Section 8.03 may not (with respect to any Notes held by a non-consenting Holder):

     (1) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

     (2) reduce the principal of or change the fixed maturity of any Note or alter or waive any of the provisions with respect to the redemption of the Notes (except as provided above with respect to Sections 4.07 and 4.11 of this First Supplemental Indenture);

     (3) reduce the rate of or change the time for payment of interest, including default interest, on any Note;

     (4) waive a Default or Event of Default in the payment of principal of, or premium on, if any, or interest, if any, on, the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the then Outstanding Notes and a waiver of the payment default that resulted from such acceleration);

     (5) make any Note payable in money other than that stated in the Notes;

     (6) make any change in the provisions of this First Supplemental Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of, premium on, if any, or interest, if any, on, the Notes;

     (7) waive a redemption payment with respect to any Note (other than a payment required by Sections 4.07 or 4.11 of this First Supplemental Indenture);

     (8) release any Guarantor from any of its obligations under its Note Guarantee or this First Supplemental Indenture, except in accordance with the terms of this First Supplemental Indenture; or

     (9) make any change in the preceding amendment and waiver provisions.

ARTICLE 9
[INTENTIONALLY OMITTED]

ARTICLE 10
SUBSIDIARY GUARANTEES

Section 10.01 Base Indenture

     Section 16.04 of the Base Indenture shall not apply to the Guarantors and hereafter shall be void and of no force and effect except solely with respect to any other series of Securities issued under the Base Indenture as at the time supplemented and modified under the express terms of which series such Section is to be applicable; and, insofar as relating to the Subsidiary Guarantees, any reference to Section 16.04 in the Base Indenture shall instead be deemed to refer to Section 10.02 of this First Supplemental Indenture.

Section 10.02 Release of the Guarantors

     The Note Guarantee of a Guarantor will automatically and unconditionally be released:

     (1) in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor, by way of merger, consolidation, amalgamation or otherwise, to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition does not violate Section 4.07 of this First Supplemental Indenture;

     (2) in connection with any sale or other disposition of Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition does not violate Section 4.07 of this First Supplemental Indenture and the Guarantor ceases to be a Restricted Subsidiary of the Company as a result of such sale or other disposition;

     (3) if the Company designates such Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of this First Supplemental Indenture; or

     (4) upon legal or covenant defeasance or satisfaction and discharge as provided in Article 4 or Article 14 of the Base Indenture.

     The Company will promptly notify the Trustees in writing upon the release of a Note Guarantee.

Section 10.03 Guarantors May Consolidate, etc. on Certain Terms

     Except as otherwise provided in Section 10.02 of this First Supplemental Indenture, no Guarantor may sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge or amalgamate with or into (whether or not such Guarantor is the surviving Person) another Person, other than the Company or another Guarantor, unless:

     (1) immediately after giving effect to such transaction, no Default or Event of Default exists; and

     (2) either:

     (a) subject to Section 10.02 hereof, the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation, merger or amalgamation unconditionally assumes all the obligations of that Guarantor under its Note Guarantee and the Indenture pursuant to a supplemental indenture satisfactory to the Trustees; or

     (b) the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture, including without limitation, Section 4.07 of this First Supplemental Indenture.

     In case of any such consolidation, merger, amalgamation, sale or conveyance and upon the assumption by the successor Person, by supplemental indenture, executed and delivered to the Trustees and satisfactory in form to the Trustees, of the Note Guarantee endorsed upon the Notes and the due and punctual performance of all of the covenants and conditions of the Indenture to be performed by the Guarantor, such successor Person will succeed to and be substituted for the Guarantor with the same effect as if it had been named herein as a Guarantor. Such successor Person thereupon may cause to be signed any or all of the Note Guarantees to be endorsed upon all of the Notes issuable hereunder which theretofore shall not have been signed by the Company and delivered to the Trustees. All the Note Guarantees so issued will in all respects have the same legal rank and benefit under the Indenture as the Note Guarantees theretofore and thereafter issued in accordance with the terms of the Indenture as though all of such Note Guarantees had been issued at the date of the execution hereof.

     Except as set forth in Articles 4 and 5 of this First Supplemental Indenture, and notwithstanding clauses 2(a) and (b) above, nothing contained in the Indenture or in any of the Notes will prevent any consolidation, merger or amalgamation of a Guarantor with or into the Company or another Guarantor, or will prevent any sale or conveyance of the property of a Guarantor as an entirety or substantially as an entirety to the Company or another Guarantor.

ARTICLE 11
MISCELLANEOUS

Section 11.01 Trust Indenture Act Controls.

     If any provision of this First Supplemental Indenture limits, qualifies or conflicts with the duties imposed by Trust Indenture Act §318(c), the imposed duties will control.

Section 11.02 Communication by Holders with Other Holders.

     Holders may communicate pursuant to Trust Indenture Act § 312(b) with other Holders with respect to their rights under this First Supplemental Indenture or the Notes. The Company, the Trustees, the Registrar and anyone else shall have the protection of Trust Indenture Act § 312(c).

Section 11.03 Parent Guarantees.

     For the avoidance of doubt, the Company, as Parent Guarantor, hereby agrees to provide a full and unconditional Guarantee of all obligations of each Guarantor under the Indenture and its respective Note Guarantee on the terms and subject to the conditions set forth in the Article 17 of the Base Indenture.

Section 11.04 No Personal Liability of Directors, Officers, Employees and Stockholders.

     No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or the Guarantors under the Notes, this First Supplemental Indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Section 11.05 Governing Law.

     THIS FIRST SUPPLEMENTAL INDENTURE, THE NOTES AND THE NOTE GUARANTEES WILL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK.

Section 11.06 No Adverse Interpretation of Other Agreements.

     This Indenture may not be used to interpret any other indenture, loan or debt agreement of the Company or its Subsidiaries or of any other Person. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

Section 11.07 Successors.

     All agreements of the Company in the Indenture and the Notes will bind its successors. All agreements of the Trustees in the Indenture will bind their respective successors. All agreements of each Guarantor in the Indenture will bind its successors, except as otherwise provided in Section 16.04 of the Base Indenture.

Section 11.08 Severability.

     In case any provision in the Indenture or in the Notes is invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired thereby.

Section 11.09 Counterpart Originals.

     The parties may sign any number of copies of this First Supplemental Indenture. Each signed copy will be an original, but all of them together represent the same agreement.

Section 11.10 Table of Contents, Headings, etc.

     The Table of Contents, Cross-Reference Table and Headings of the Articles and Sections of this First Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part of this First Supplemental Indenture and will in no way modify or restrict any of the terms or provisions hereof.

Section 11.11 Waiver of Jury Trial.

     EACH OF THE COMPANY, THE GUARANTORS AND THE TRUSTEES, AND BY ITS ACCEPTANCE THEREOF, EACH HOLDER OF A NOTE, HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THE INDENTURE, THE NOTES, THE NOTE GUARANTEES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

[Signatures on following page]

SIGNATURES

Dated as of April 15, 2011

TASEKO MINES LIMITED, as Issuer and Parent Guarantor

By:	/s/ Peter Mitchell
Name: Peter C. Mitchell
Title: Chief Financial Officer

GIBRALTAR MINES LTD., as Subsidiary Guarantor

By:	/s/ Peter Mitchell
Name: Peter C. Mitchell
Title: Chief Financial Officer

ALEY CORPORATION, as Subsidiary Guarantor

By:	/s/ Russell Hallbauer
Name: Russell E. Hallbauer
Title: Chief Executive Officer

THE BANK OF NEW YORK MELLON, as U.S. Trustee

By:	/s/ Catherine F. Donohue
Name: Catherine F. Donohue
Title: Vice President

BNY TRUST COMPANY OF CANADA, as Canadian Co-Trustee

By:	/s/ R. Massender
Name: Roberta Massender
Title: Authorized Signing Officer

EXHIBIT A

[FORM OF NOTE]

[Face of Note]

CUSIP/CINS _________________________
ISIN: _______________________________

7.75% Senior Notes due 2019

No. _____	US$______________

TASEKO MINES LIMITED

promises to pay to ______________________or registered assigns,

the principal sum of __________________________________________________________DOLLARS on April 15, 2019.

Interest Payment Dates: April 15 and October 15

Record Dates: April 1 and October 1

Dated: _______________, 201_

A-1

EXHIBIT A

TASEKO MINES LIMITED

By:
Name:
Title:

A-1

EXHIBIT A

TRUSTEE’S CERTIFICATE OF
AUTHENTICATION

THE BANK OF NEW YORK MELLON,
  as U.S. Trustee, certifies that this is one of the Securities of the series referred to in the within-mentioned Indenture.

By:
Authorized Signatory

[Back of Note]

7.75% Senior Notes due 2019

[Insert the following global note legend, if applicable:]

[THIS NOTE IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE OF A DEPOSITORY. THIS NOTE IS NOT EXCHANGEABLE FOR NOTES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE DEPOSITORY OR ITS NOMINEE EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE, AND NO TRANSFER OF THIS NOTE (OTHER THAN A TRANSFER OF THIS NOTE AS A WHOLE BY THE DEPOSITORY TO A NOMINEE OF THE DEPOSITORY OR BY A NOMINEE OF THE DEPOSITORY TO THE DEPOSITORY OR ANOTHER NOMINEE OF THE DEPOSITORY) MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (A NEW YORK CORPORATION) (“DTC”) TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.]

     Capitalized terms used herein have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

     INTEREST. Taseko Mines Limited, a corporation organized under the Business Corporations Act (British Columbia) (the “Company”), promises to pay interest on the principal amount of this Note at 7.75% per annum from  ___________ until maturity. The Company will pay interest semi-annually in arrears on April 15 and October 15 of each year, or if any such day is not a Business Day, on the next succeeding Business Day (each, an “Interest Payment Date”). Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of issuance; provided that if there is no existing Default in the payment of interest, and if this Note is authenticated between a record date referred to on the face hereof and the next succeeding Interest Payment Date, interest shall accrue from such next succeeding Interest Payment Date; provided further that the first Interest Payment Date shall be _____________. The Company will pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal at a rate that is 1% higher than the then applicable interest rate on the Notes to the extent lawful; it will pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest, if any (without regard to any applicable grace period), at the same rate to the extent lawful.

     Interest will be computed on the basis of a 360-day year of twelve 30-day months.

     METHOD OF PAYMENT. The Company will pay interest on the Notes (except defaulted interest) to the Persons who are registered Holders at the close of business on the April 1 or October 1 next preceding the Interest Payment Date, even if such Notes are canceled after such record date and on or before such Interest Payment Date, except as provided in Section 3.07 of the Base Indenture with respect to defaulted interest. The Notes will be payable as to principal, premium, if any, and interest at the office or agency of the Company maintained for such purpose within or without the City and State of New York, or, at the option of the Company, payment of interest may be made by check mailed to the Holders at their addresses set forth in the register of Holders; provided that payment by wire transfer of immediately available funds will be required with respect to principal of and interest and premium, if any, on, all Global Notes and all other Notes the Holders of which will have provided wire transfer instructions to the Company or the Paying Agent. Such payment will be in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

     PAYING AGENT AND REGISTRAR. Initially, The Bank of New York Mellon, the U.S. Trustee under the First Supplemental Indenture, will act as Paying Agent and Registrar. The Company may change any Paying Agent or Registrar without notice to any Holder. The Company or any of its Subsidiaries may act in any such capacity.

     INDENTURE. The Company issued the Notes under an Indenture dated as of April 15, 2011, (the “Base Indenture”) among the Company, the Subsidiary Guarantors and the Trustees, as supplemented by a First Supplemental Indenture, dated as of April 15, 2011 (the “First Supplemental Indenture”) (the Base Indenture as supplemented by the First Supplemental Indenture and any other supplemental indenture applicable to the Notes, the “Indenture.”) The terms of the Notes include those stated in the Base Indenture, the First Supplemental Indenture and those made a part of each thereof by reference to the Trust Indenture Act. The Notes are subject to all such terms, and Holders are referred to the Base Indenture and the First Supplemental Indenture and such Act for a statement of such terms. To the extent any provision of this Note conflicts with the express provisions of the First Supplemental Indenture, the provisions of the First Supplemental Indenture shall govern and be controlling. The Notes are unsecured obligations of the Company. The First Supplemental Indenture does not limit the aggregate principal amount of Notes that may be issued thereunder.

     OPTIONAL REDEMPTION.

     At any time prior to April 15, 2014, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of Notes issued under the First Supplemental Indenture, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 107.750% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption (subject to the rights of Holders on the relevant record date to receive interest on the relevant Interest Payment Date), with an amount not greater than the net cash proceeds of an Equity Offering by the Company; provided that at least 65% in aggregate principal amount of the Notes originally issued under the First Supplemental Indenture (excluding Notes held by the Company and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption and that such redemption occurs within 180 days of the date of the closing of such Equity Offering.

     At any time prior to April 15, 2015, the Company may on any one or more occasions redeem all or a part of the Notes, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the Notes redeemed, plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, the date of redemption, subject to the rights of Holders on the relevant record date to receive interest on the relevant interest payment date.

     On or after April 15, 2015, the Company may on any one or more occasions redeem all or a part of the Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, on the Notes redeemed to the applicable redemption date, if redeemed during the twelve-month period beginning on April 15 of the years indicated below, subject to the rights of Holders on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2015	103.875%
2016	101.938%
2017 and thereafter	100.000%

     Unless the Company defaults in the payment of the redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on the applicable redemption date.

     MANDATORY REDEMPTION.

     The Company is not be required to make mandatory redemption or sinking fund payments with respect to the Notes.

     REDEMPTION FOR CHANGES IN WITHHOLDING TAXES.

     The Base Indenture provides that the Notes will be subject to redemption, in whole but not in part, at the option of the Company at any time, if the Company becomes obligated to pay Additional Amounts to Holders of the Notes as a result of a change in the tax laws of any relevant jurisdiction, at a redemption price equal to the principal amount of the Notes, plus accrued and unpaid interest and Additional Amounts on the Notes to the date of redemption.

     REPURCHASE AT THE OPTION OF HOLDER.

     The First Supplemental Indenture provides that upon the occurrence of a Change of Control or an Asset Sale and subject to further limitations contained therein, the Company shall make an offer to purchase outstanding Notes in accordance with the procedures set forth in the Indenture.

     NOTICE OF REDEMPTION. Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each Holder whose Notes are to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction or discharge of the First Supplemental Indenture. Notes in denominations larger than US$2,000 may be redeemed in part but only in whole multiples of US$1,000, unless all of the Notes held by a Holder are to be redeemed.

     DENOMINATIONS, TRANSFER, EXCHANGE. The Notes are in registered form without coupons in denominations of US$2,000 and integral multiples of US$1,000. The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture. The Registrar and the Trustees may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company need not exchange or register the transfer of any Note or portion of a Note selected for redemption, except for the unredeemed portion of any Note being redeemed in part. Also, the Company need not exchange or register the transfer of any Notes for a period of 15 days before a selection of Notes to be redeemed or during the period between a record date and the corresponding Interest Payment Date.

     PERSONS DEEMED OWNERS. The registered Holder of a Note may be treated as its owner for all purposes.

     AMENDMENT, SUPPLEMENT AND WAIVER. Subject to certain exceptions, the First Supplemental Indenture or the Notes or the Note Guarantees may be amended or supplemented with the consent of the Holders of at least a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, additional notes, if any) voting as a single class, and any existing Default or Event or Default (other than a Default or Event of Default in the payment of the principal of, premium on, if any, or interest, if any, on, the Notes, except a payment default resulting from an acceleration that has been rescinded) or compliance with any provision of the First Supplemental Indenture or the Notes or the Note Guarantees may be waived with the consent of the Holders of a majority in aggregate principal amount of the then outstanding Notes voting as a single class.

     Without the consent of any Holder of a Note, the First Supplemental Indenture or the Notes or the Note Guarantees may be amended or supplemented to cure any ambiguity, defect or inconsistency; to provide for uncertificated Notes in addition to or in place of certificated Notes; to provide for the assumption of the Company’s or a Guarantor’s obligations to Holders of the Notes and Note Guarantees in case of a merger, amalgamation or consolidation or sale of all or substantially all of the Company’s or such Guarantor’s assets, as applicable; to make any change that would provide any additional rights or benefits to the Holders of the Notes or that does not materially adversely affect the legal rights under the First Supplemental Indenture of any such Holder; to comply with the requirements of the SEC in order to effect or maintain the qualification of the First Supplemental Indenture under the Trust Indenture Act; to conform the text of the First Supplemental Indenture, the Notes or the Note Guarantees to any provision of the “Description of the Notes” section of the Company’s Prospectus Supplement dated April 12, 2011, relating to the initial offering of the Notes, to the extent that such provision in that “Description of the Notes” was intended to be a verbatim recitation of a provision of the First Supplemental Indenture, the Notes or the Note Guarantees, which intent may be evidenced by an Officers’ Certificate to that effect; to provide for the issuance of additional notes in accordance with the limitations set forth in the Indenture as of the date of the First Supplemental Indenture; or to allow any Guarantor to execute a supplemental indenture and/or a Note Guarantee with respect to the Notes.

     DEFAULTS AND REMEDIES. Events of Default include: (i) default for 30 days in the payment when due of interest on the Notes; (ii) default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the Notes, (iii) failure by the Company or any of the Guarantors for a period of 30 days to comply with Sections 4.04, 4.06, 4.07, 4.11 or 5.02 of the First Supplemental Indenture; (iv) failure by the Company or any of the Guarantors for 60 days after notice to the Company by the Trustees or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding voting as a single class to comply with any of the other agreements in the First Supplemental Indenture; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the date of the First Supplemental Indenture, if that default: (A) is caused by a failure to pay principal of, premium on, if any, or interest, if any, on, such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or (B) results in the acceleration of such Indebtedness prior to its express maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates US$25.0 million or more; (vi) failure by the Company or any of its Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of US$25.0 million, which judgments are not paid, discharged or stayed, for a period of 60 days; (vii) except as permitted by the First Supplemental Indenture, any Note Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee; or (viii) certain events of bankruptcy or insolvency with respect to the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

     If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, all outstanding Notes will become due and payable immediately without further action or notice. Holders may not enforce the First Supplemental Indenture or the Notes except as provided in the First Supplemental Indenture. Subject to certain limitations, Holders of a majority in aggregate principal amount of the then outstanding Notes may direct the Trustees in their exercise of any trust or power. The Trustees may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest or premium, if any,) if they determine that withholding notice is in their interest. The Holders of a majority in aggregate principal amount of the then outstanding Notes by notice to the Trustees may, on behalf of the Holders of all of the Notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the First Supplemental Indenture except a continuing Default or Event of Default in the payment of interest or premium, if any, on, or the principal of, the Notes. The Company is required to deliver to the Trustees annually a statement regarding compliance with the First Supplemental Indenture, and the Company is required, upon becoming aware of any Default or Event of Default, to deliver to the Trustees a statement specifying such Default or Event of Default.

     TRUSTEES DEALINGS WITH COMPANY. The Trustees, in their individual or any other capacity, may make loans to, accept deposits from, and perform services for the Company or its Affiliates, and may otherwise deal with the Company or its Affiliates, as if it were not a Trustee.

     NO RECOURSE AGAINST OTHERS. A director, officer, employee, incorporator or stockholder of the Company or any of the Guarantors, as such, will not have any liability for any obligations of the Company or the Guarantors under the Notes, the Note Guarantees or the First Supplemental Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes.

     AUTHENTICATION. This Note will not be valid until authenticated by the manual signature of the U.S. Trustee or an authenticating agent.

     ABBREVIATIONS. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

     CUSIP NUMBERS. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Company has caused CUSIP numbers to be printed on the Notes, and the Trustees may use CUSIP numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption, and reliance may be placed only on the other identification numbers placed thereon.

     GOVERNING LAW. THE INTERNAL LAW OF THE STATE OF NEW YORK WILL GOVERN AND BE USED TO CONSTRUE THE INDENTURE, THIS NOTE AND THE NOTE GUARANTEES.

     WAIVER OF JURY TRIAL. EACH OF THE COMPANY, THE GUARANTORS AND THE TRUSTEES, AND BY ITS ACCEPTANCE OF THIS NOTE, EACH HOLDER OF A NOTE, HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS FIRST SUPPLEMENTAL INDENTURE, THIS NOTE, THE NOTE GUARANTEES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

     The Company will furnish to any Holder upon written request and without charge a copy of the First Supplemental Indenture and/or the Base Indenture. Requests may be made to:

Taseko Mines Limited
905 West Pender Street, Suite 300
Vancouver, British Columbia
Canada V6C 1L6
Attention: Chief Financial Officer

ASSIGNMENT FORM

     To assign this Note, fill in the form below

(I) or (we) assign and transfer this Note to:
(Insert assignee’s legal name)

(Insert assignee’s soc. sec. or tax I.D. no.)

(Print or type assignee’s name, address and zip code)

and irrevocably appoint _________________________________________________________________________ to transfer this Note on the books of the Company. The agent may substitute another to act for him.

Date: _______________

Your Signature:
(Sign exactly as your name appears on the face of this Note)

Signature Guarantee*: _________________________

* Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

OPTION OF HOLDER TO ELECT PURCHASE

     If you want to elect to have this Note purchased by the Company pursuant to Section 4.07 or 4.11 of the First Supplemental Indenture, check the appropriate box below:

-Section 4.07	-Section 4.11

     If you want to elect to have only part of the Note purchased by the Company pursuant to Section 4.07 or Section 4.11 of the First Supplemental Indenture, state the amount you elect to have purchased:

US$_______________

Date: _______________

Your Signature:
(Sign exactly as your name appears on the face of this Note)

Tax Identification No.:

Signature Guarantee*:

* Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

SCHEDULE OF EXCHANGES OF INTERESTS IN THE GLOBAL NOTE *

     The following exchanges of a part of this Global Note for an interest in another Global Note, or exchanges of a part of another Global Note for an interest in this Global Note, have been made:

Principal Amount of
this Global Note
	Amount of decrease in	Amount of increase in	following such	Signature of authorized
	Principal Amount of	Principal Amount of	decrease	officer of Trustee or
Date of Exchange	this Global Note	this Global Note	(or increase)	Custodian

* This schedule should be included only if the Note is issued in global form

EXHIBIT B

[FORM OF SUPPLEMENTAL INDENTURE
TO BE DELIVERED BY SUBSEQUENT GUARANTORS]

     SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of ________________, 201_, among __________________(the “Guaranteeing Subsidiary”), a subsidiary of Taseko Mines Limited (or its permitted successor), a corporation organized under the Business Corporations Act (British Columbia) (the “Company”), the other Guarantors (as defined in the First Supplemental Indenture referred to herein) and The Bank of New York Mellon, as U.S. trustee, and BNY Trust Company of Canada, as Canadian co-trustee, in each case under the First Supplemental Indenture referred to herein (collectively, the “Trustees”).

W I T N E S S E T H

     WHEREAS, the Company and the Guarantors have heretofore executed and delivered to the Trustees an Indenture, dated as of April 15, 2011 (the “Base Indenture”), among between the Company, the Guarantors and the Trustees, as supplemented by the First Supplemental Indenture (the “First Supplemental Indenture”), dated as of April 15, 2011 (the Indenture, as supplemented by the First Supplemental Indenture and any other supplemental indenture applicable to the Notes, the “Indenture”), providing for the issuance of 7.75% Senior Notes due 2019 (the “Notes”);

     WHEREAS, the First Supplemental Indenture provides that under certain circumstances the Guaranteeing Subsidiary shall execute and deliver to the Trustees a supplemental indenture pursuant to which the Guaranteeing Subsidiary shall unconditionally guarantee all of the Company’s Obligations under the Notes and the First Supplemental Indenture on the terms and conditions set forth herein (the “Note Guarantee”); and

     WHEREAS, pursuant to Section 8.02 of the First Supplemental Indenture, the Trustees are authorized to execute and deliver this Supplemental Indenture.

     NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Guaranteeing Subsidiary and the Trustees mutually covenant and agree for the equal and ratable benefit of the Holders as follows:

     1. CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

     2. AGREEMENT TO GUARANTEE. The Guaranteeing Subsidiary hereby agrees to provide an unconditional Guarantee on the terms and subject to the conditions set forth in the Note Guarantee and in the Indenture including but not limited to Article 16 of the Base Indenture.

     3. PARENT GUARANTEE OF NOTE GUARANTEE. The Company, as Parent Guarantor, hereby agrees to provide a full and unconditional Guarantee of all obligations of the Guaranteeing Subsidiary under the Indenture and its respective Note Guarantee on the terms and subject to the conditions set forth in the Article 17 of the Base Indenture.

     4. NO RECOURSE AGAINST OTHERS. No director, officer, employee, incorporator, stockholder or agent of the Guaranteeing Subsidiary, as such, shall have any liability for any obligations of the Company or any Guaranteeing Subsidiary under the Notes, any Note Guarantees, the First Supplemental Indenture or this Supplemental Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

     5. NEW YORK LAW TO GOVERN. THE INTERNAL LAW OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS SUPPLEMENTAL INDENTURE.

     6. COUNTERPARTS. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

     7. EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof.

     8. THE TRUSTEES. The Trustees shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guaranteeing Subsidiary and the Company.

     9. WAIVER OF JURY TRIAL. EACH OF THE GUARANTEEING SUBSIDIARY, THE COMPANY, THE OTHER GUARANTORS AND THE TRUSTEES, AND BY ITS ACCEPTANCE THEREOF, EACH HOLDER OF A NOTE, HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS FIRST SUPPLEMENTAL INDENTURE, THE NOTES, THE NOTE GUARANTEES OR THE TRANSACTIONS CONTEMPLATED THEREBY.

     IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.

Dated: _______________, 201_

[GUARANTEEING SUBSIDIARY]

By:
Name:
Title:

[COMPANY]

By:
Name:
Title:

[EXISTING GUARANTORS]

By:
Name:
Title:

THE BANK OF NEW YORK MELLON,
as U.S. trustee

By:
Authorized Signatory

BNY TRUST COMPANY OF CANADA,
as Canadian co-trustee

By:
Authorized Signatory